DWS Investment Management Americas, Inc.

100 Summer Street

Boston, MA 02110

September 6, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Alison White

RE: Preliminary Proxy Statement on Schedule 14A under the Securities Exchange Act of 1934 for the DWS Funds (the “Funds”) (listed in Attachment)

Dear Ms. White:

This letter is submitted on behalf of the Funds in response to comments of the Staff of the Securities and Exchange Commission (“SEC”) regarding the above-referenced Proxy Statement (“Proxy Statement”), filed on August 23, 2024, which comments were received via telephone on August 28, 2024.

The Staff’s comments are restated below, followed by the Fund’s responses.

1.	Comment: Disclosure regarding the proposal for the DWS Communications Fund to modify a fundamental investment policy sets forth the new fundamental policy as follows: “the fund may not concentrate its investments in a particular industry. . .except that the fund will concentrate its investments in the industries in the information technology and communication services sectors (emphasis added).” Please describe what is meant by the italicized phrase. Why was this phrasing used as opposed to saying “the fund will concentrate in the information technology and communications industries”?

Response: The language describing the DWS Communications Fund’s new concentration policy is intended to capture the Fund’s investment in securities of companies in the various groups of industries and sub-industries that comprise the information technology and communications services sectors and is therefore a broader investment universe than the information technology and communications industries. The Fund believes that the language in the revised concentration policy accurately reflects the Fund’s proposed investment approach going forward.

2.	Comment: In discussing the proposal regarding the DWS Communications Fund, please briefly clarify what is meant by “digital companies.” If the fund’s investment strategies and risks will change materially please discuss the changes.

Response: The discussion of future changes to the DWS Communications Fund has been updated to include the following: “If shareholders approve the change to the fund’s investment concentration policy and the investment strategy changes are implemented, the following additional changes are expected to be made to the fund: . . . (2) the fund’s 80% investment policy will change from investing in securities of companies in the communications field, to investing in common stock of digital companies, which generally are companies that provide services or content primarily via the internet or other forms of electronic communication or digital technologies, including software, or that provide the physical infrastructure and/or equipment that enable the provision of such services. . .” Other than investing mainly in digital companies, the Fund’s strategies and risks are not expected to materially change.

3.	Comment: The proxy language indicates that if the proposal regarding the DWS Communications Fund is not approved by shareholders, changes to the fund’s advisory fee rates and fee waivers will also not take effect. Please explain, supplementally, why the fee-related changes are contingent on shareholder approval of the proposal.

Response: In general, DWS evaluates management fee rates for the DWS funds by, among other things, comparing DWS’s rates to funds in the relevant Broadridge (formerly Lipper) peer group. DWS expects that the peer group of the DWS Communications Fund is likely to change after the Fund’s name, investment focus and concentration policy changes. If the shareholder proposal discussed in the Proxy Statement is not approved, then the Fund will continue to operate as it does now and will remain in its current Broadridge peer group. DWS believes the Fund’s current fees are reasonable based on its current peer group and other considerations, and therefore would not implement changes to the current management fee or fee waivers.

4.	Comment: The proposal regarding a modification of a fundamental investment policy for DWS Money Market Prime Series indicates that, if shareholders approve the modification, “the fund will still reserve the right to concentrate in domestic banks and U.S. branches of foreign banks. . .” Please explain how this language is consistent with the Investment Company Act of 1940 (the “Act”).

Response: With respect to “concentrating investments in a particular industry or group of industries,” Section 8(b)(1) of the Act requires a fund, subject to the rules and regulations of the SEC, to recite in its registration statement its policy with respect to concentration and whether the fund reserves freedom of action to engage in such concentration, and if such freedom of action is reserved, to include a statement indicating the extent to which the fund intends to engage therein. Although the Act does not define “concentrating investments in a particular industry or group of industries” as it is used in Section 8(b)(1), the SEC and its staff have issued various interpretations and guidance over the years relating to concentration. As related to the Fund’s proposal, the Fund notes the SEC staff’s prior guidance in the Guidelines to Form N-1A the (“Guidelines”) published in 1983, stating that money market funds, such as the Fund, may declare an investment policy reserving freedom of action to concentrate in government securities (as defined by the Act) and certain bank instruments issued by domestic banks, so long as the type and nature of the bank instruments, as well as criteria used in evaluation and selection, are described in the fund’s SAI.1 The Fund acknowledges that the above-mentioned Guidelines were withdrawn in 1998 in connection with the adoption of amendments to Form N-1A. Nevertheless, practitioners continue to find the Guidelines to be useful historical guidance2 and the Fund is not aware of any contradicting SEC staff positions in relation to money market fund concentration polices. Finally, the Fund notes that the DWS ESG Liquidity Fund, a fund launched in 2009, has filed a number of registration statements over the years reviewed by the SEC staff that included the same concertation policy as the one proposed for the Fund.

5.	Comment: On page 14, there is disclosure regarding the required vote for the election of board members that indicates that a board member will be elected if he/she receives a plurality of the votes cast. Please add disclosure that explains the effect of the voting requirement (for example, a board member could be elected with a margin of a single vote).

Response: The disclosure has been modified as follows: “Each Board Member Nominee receiving a plurality of the votes cast at the Meeting by shares of such Trust or Corporation at which a quorum is present will be elected as a Board Member. Under a plurality voting requirement, the nominees who receive the highest number of votes are elected. For each Trust/Corporation for which a quorum is present, because the Board Member Nominees are running unopposed, each Board Member Nominee who receives any votes “FOR” election at the Meeting will be elected.”

6.	Comment: The first full paragraph on page 20 of the Proxy Statement indicates that proposed changes to DWS Communications Fund are described in a supplement to the fund’s prospectus. Consider including a link to the supplement or a specific website address where that supplement can be found.

Response: We have added a reference in the Proxy Statement to the DWS website.

1 1983 WL 35814 (S.E.C. Release No.) pg. 92

2 Regulation of investment companies / Thomas P. Lemke, Gerald T. Lins, A. Thomas Smith, III.

7.	Comment: Please revise the proxy card to include brief summaries of proposals II-V (for example, Proposal III could say “Approval of a Change in Diversification Policy from Diversified to Non-diversified”).

Response: The proxy cards have been revised accordingly.

We expect to file the definitive Proxy Statement the week of September 16. If you have any additional questions please contact me at (617) 295-3681.

Very truly yours,

/s/Laura McCollum

Laura McCollum

Vice President and Senior Legal Counsel

DWS Investment Management Americas Inc.

cc: John Marten, Vedder Price LLC

Attachment

Funds and Registrants included in the Preliminary Proxy Statement

Registrant/Fund	File No.
Cash Account Trust	811-05970
DWS Government & Agency Securities Portfolio
DWS Tax-Exempt Portfolio
Deutsche DWS Asset Allocation Trust	811-08686
DWS Equity Sector Strategy Fund
DWS Multi-Asset Conservative Allocation Fund
DWS Multi-Asset Moderate Allocation Fund
Deutsche DWS Equity 500 Index Portfolio	811-06698
Deutsche DWS Global/International Fund, Inc.	811-04670
DWS Emerging Markets Fixed Income Fund
DWS ESG International Core Equity Fund
DWS Global Small Cap Fund
DWS International Growth Fund
DWS RREEF Global Infrastructure Fund
Deutsche DWS Income Trust	811-04049
DWS Global High Income Fund
DWS GNMA Fund
DWS High Income Fund
DWS Short Duration Fund
Deutsche DWS Institutional Funds	811-06071
DWS Equity 500 Index Fund
DWS S&P 500 Index Fund
Deutsche DWS International Fund, Inc.	811-00642
DWS CROCI® International Fund
DWS Emerging Markets Equity Fund
DWS Global Macro Fund
DWS Latin America Equity Fund
Deutsche DWS Investment Trust	811-00043
DWS Capital Growth Fund
DWS Core Equity Fund
DWS CROCI® Equity Dividend Fund
DWS CROCI® U.S. Fund
DWS ESG Core Equity Fund
DWS Large Cap Focus Growth Fund
DWS Small Cap Core Fund
DWS Small Cap Growth Fund
Deutsche DWS Market Trust	811-01236
DWS Global Income Builder Fund
DWS RREEF Real Assets Fund
Deutsche DWS Money Funds	811-02527
DWS Money Market Prime Series
Deutsche DWS Money Market Trust	811-03495
DWS Government Money Market Series
Deutsche DWS Municipal Trust	811-02671
DWS Managed Municipal Bond Fund
DWS Short-Term Municipal Bond Fund
DWS Strategic High Yield Tax-Free Fund
Deutsche DWS Portfolio Trust	811-00042

DWS Floating Rate Fund
DWS Total Return Bond Fund
Deutsche DWS Securities Trust	811-02021
DWS Communications Fund
DWS Enhanced Commodity Strategy Fund
DWS Health and Wellness Fund
DWS RREEF Global Real Estate Securities Fund
DWS RREEF Real Estate Securities Fund
DWS Science and Technology Fund
Deutsche DWS State Tax-Free Income Series	811-03657
DWS California Tax-Free Income Fund
DWS Massachusetts Tax-Free Fund
DWS New York Tax-Free Income Fund
Deutsche DWS Tax Free Trust	811-03632
DWS Intermediate Tax-Free Fund
Government Cash Management Portfolio	811-06073
Investors Cash Trust	811-06103
DWS Central Cash Management Government Fund
DWS Treasury Portfolio